ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

31 March 2009

GLNG® Completes Environmental Milestone

Santos has confirmed its leadership in coal seam gas-sourced liquefied natural gas (LNG) with the submission of a draft of the Environmental Impact Statement (EIS) for its multi-billion dollar Gladstone LNG (GLNG®) project.

GLNG is the first major integrated coal seam gas (CSG) to LNG project to submit its EIS.

GLNG President Rick Wilkinson said the GLNG EIS is the largest and most comprehensive document of its kind submitted for assessment in Queensland, at almost 13,500 pages of general and technical information.

"The Statement represents almost 18 months of environmental investigations and reports across 24,000 square kilometres from Roma in the State's south east, to Curtis Island, off Gladstone in Central Queensland," Mr Wilkinson said.

"A team of more than 50 people have been directly involved in developing the EIS.

"In addition, Santos embarked on a major stakeholder engagement program of 25 information sessions in 11 locations throughout Queensland, more than 140 project briefings with stakeholders and formal responses to more than 250 phone, fax and email inquiries on the project."

GLNG is set to become the world's first major project to produce LNG sourced from CSG. Gas will be piped from fields near Roma via a 435 kilometre pipeline to Curtis Island, where it will be cooled to minus 161 degrees Celsius in a liquefaction plant and shipped to global markets.

The EIS assesses the impacts of the following major components of the project:

- Coal seam gas fields (near Roma)
- Transmission gas pipeline (435km pipeline connecting Roma to Curtis Island)
- LNG liquefaction and export facility on Curtis Island
- Bridge, roads and service corridors to Curtis Island
- Dredging in Gladstone Harbour

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

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GLNG released its draft EIS Terms of Reference for comment in May last year, which was finalised in August 2008.

The EIS was submitted on 30 March. The State Government will examine the EIS against the Terms of Reference agreed for the project's assessment, before the document is made public. The Queensland community will then have an opportunity to review the EIS and make submissions.

Background

In July 2007 Santos announced its intention to develop the world's first major CSG to LNG operation in Gladstone, and transporting it by pipeline to Gladstone for processing and export as LNG – thus providing clean Australian energy for Asia.

The project involves extracting gas from the Surat and Bowen Basins in south east Queensland. PETRONAS, Malaysia's national oil company and Asia's largest LNG producer, took a 40% interest in GLNG® (for US$2.5 billion) in May 2008.

The GLNG team has grown significantly with around 250 employees working on the project today, with plans for a further 80 new employees by year end 2009. By the end of next year, Santos and PETRONAS expect to have close to 900 employees based in south east Queensland and an additional 1000 operations and construction staff working throughout Queensland.

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, and Kyrgyzstan. Santos is one of Australia's largest domestic gas producers, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is already a producer of liquefied natural gas which is exported to customers in Japan.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

31 March 2009

Retirement of Chairman

Santos Limited Chairman, Stephen Gerlach, announced today that he will retire from the Board and as Chairman of the Company on 31 December 2009. The Company's Deputy Chairman, Mr Peter Coates, will assume the role of Chairman from that date.

Mr Gerlach said his retirement from the Board and Mr Coates' appointment as Chairman are a continuation of the Company's Board renewal process.

"By the time of my retirement, I will have been fortunate enough to have served as a Director of Santos for 20 years and acted as Chairman for eight years. While I remain passionate about Santos and excited by its future prospects, the time is right for a change."

"Peter has a wealth of international corporate and commercial experience and will serve shareholders well as Chairman of the Company."

Mr Coates has been a Director of Santos since 18 March 2008 and was appointed as Deputy Chairman on 10 December 2008. He is the former Chief Executive of Xstrata Coal (Xstrata Plc's global coal business), the current Chairman of Minara Resources Limited and a Director of Downer EDI Limited. Mr Coates' term as Chairman of Xstrata Australia will come to an end prior to his assuming the new role.

Another of the Board's long standing Directors, Professor Judith Sloan, will also be retiring from the Board as part of the renewal process. After serving almost 14 years as a Director of the Company, Prof. Sloan has indicated that she will not be standing for re-election at the Company's next Annual General Meeting.

In relation to Professor Sloan's upcoming retirement, Mr Gerlach said, "Judith has at all times served the shareholders and the Company with distinction and has made a significant contribution to the work of the Board. She retires with our best wishes for the future."

As part of the transition to these new Board arrangements, Mr Coates will increase his Board Committee responsibilities by joining the Nomination and Environment, Health, Safety and Sustainability Committees. Mr Coates assumed the Chairmanship of the Remuneration Committee on 11 July 2008.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)